February 7, 2006

United States
Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 3561
Attention: Pradip Bhaumik, Esq.

Re: XFONE, INC
Amendement No.2 to Registration Statement on Form SB-2
Filed January 25, 2006
File No. 333-129809

Dear Mr. Bhaumik:

Attached on behalf of Xfone, Inc. (the “Company”) please find Amendment No. 3 to the Registration Statement on Form SB-2. We have numbered our responses to coincide with the numbering on your letter of January 31, 2006.

1.                          Pursuant to Article 3-05 of Regulation S-X and in response to your comment, we have updated the Registration Statement to include the financial statements and financial information for the pending acquisitions of I-55 Internet Services, Inc. and I-55 Telecommunications, LLC. Please note that we have also incorporated the integrated proforma for the acquisitions. See pages F-62 thru F-110.

2.                          The Company has received the aggregate amount of $2 million in gross proceeds from Laurus Master Fund, Ltd. We have amended the Registration Statement to expressly state this information. See pages 28 and 30.

3.                          As per your request and pursuant to your comment, we have incorporated in the Registration Statement a discussion as to the consequences and ability of the Company to pay cash instead of stock if Laurus Master Fund, Ltd. shall request payment in cash. See page 28.

4.                          Please note that we updated the executive compensation information for the year ended December 31, 2005 in connection with the filing of Amendment No. 2.

5.                          Please note that the actual Secured Convertible Term Note, Common Stock Purchase Warrant, Registration Rights Agreement and the Funds Escrow Agreement were filed as Exhibits 10.50, 10.51, 10.52 and 10.56. The Securities Purchase Agreement filed as Exhibit 10.49 never contained the forms because the Securities Purchase Agreement and the actual Note, Warrant,  Registration Rights Agreement, Funds Escrow Agreement and the Opinion were negotiated and executed simultaneously. As noted in this response, the actual documents are filed as Exhibits 10.50, 10.51, 10.52 and 10.56. The opinion on the transaction is not filed as the issuer is not a party to it and it is not relevant to the transaction.

6.                          We have taken into account your comment and revised the Registration Statement to include the appropriate Undertakings. Therefore Item 512(g)(2) of Regulation S-B has been addressed. See page II-21 and II-22.

7.                          As per your request we have included our revised legal opinion with the amended Registration Statement. See Exhibit 5.

We believe that we have responded to all of your comments and intend to request acceleration for February 9, 2006. Your cooperation is greatly appreciated.

Sincerely,

By:	/s/ Arthur Marcus, Esq.

Arthur Marcus, Esq.